UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Completion of the Acquisition of MZ Mining International Co., Ltd

On November 11, 2022, CN Energy Group. Inc. (the “Company”) completed the previously announced acquisition of MZ Mining International Co., Ltd (“MZ HK”), a Hong Kong company that wholly owns MZ Pintai Mining (Zhejiang) Co., Ltd, which is a Chinese company that wholly owns Yunnan Yuemu Agriculture and Forestry Technology Co., Ltd (“Yunnan Yuemu”), pursuant to an equity transfer agreement (the “Equity Transfer Agreement”) dated September 30, 2022 with Shenzhen Xiangfeng Trading Co., Ltd. (the “Seller”). The Seller is independent from all directors and officers of the Company, and the Company itself. Pursuant to the Equity Transfer Agreement, the Seller first transferred 100% of its equity interests in Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary of the Seller, to Yunnan Yuemu, and the Seller then sold and transferred, and the Company purchased and acquired, 100% of its equity interests in MZ HK for a consideration of $17,706,575.88 and the issuance of 8,819,520 Class A ordinary shares of the Company having a value of $18,373,771, delivered to the Seller and its designees.

Through the acquisition of 100% shares of MZ HK, the Company indirectly acquired 100% of the equity interests in Yunnan Honghao. In compliance with Rule 3-05 of Regulation S-X, the balance sheets of Yunnan Honghao as of September 30, 2021 and 2020 and the related statement of income and other comprehensive income, changes in shareholder’s equity, and cash flows for the fiscal years ended September 30, 2021 and 2020, and the related notes and the unaudited pro forma condensed combined financial statements and notes of the Company as of and for the fiscal year ended September 30, 2021 are attached as Exhibit 99.1 and incorporated by reference herein.

The foregoing description of the Equity Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Transfer Agreement, which was filed as Exhibit 1.1 to the Company’s Form 6-K filed on October 6, 2022.

Issuance of Restricted Class A Ordinary Shares

On November 17, 2022, the Company closed a private placement pursuant to the Equity Transfer Agreement. The Company issued an aggregate of 8,819,520 restricted Class A ordinary shares of the Company, no par value (the “Shares”) to the Seller and its seven designees (the “Investors”) as partial consideration for the acquisition of 100% of the Seller’s equity interests in MZ HK. The Shares were issued in reliance on Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended, and the Investors represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the ordinary shares for the account or benefit of any U.S. person.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-264579), as amended, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Financial Statements and Notes of Yunnan Honghao Forestry Development Co., Ltd as of and for the Fiscal Years Ended September 30, 2021 and 2020 and Unaudited Pro Forma Condensed Combined Financial Statements and Notes of CN Energy Group. Inc. as of and for the Fiscal Year Ended September 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CN Energy Group. Inc.

Date: November 18, 2022	By:	/s/ Kangbin Zheng
	Name:	Kangbin Zheng
	Title:	Chief Executive Officer

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